April 10, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Registration Statement on Form 10-12G (File No. 000-56635) Filed February 12, 2024

Ladies and Gentlemen:

SOAFEE, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practical date hereafter, of the Registrant’s Registration Statement on Form 10-12G, File No. 000-56635, filed on February 12, 2024 (the “Registration Statement”).

The Registrant intends to refile the Registration Statement upon engaging a new auditing firm registered with the Public Company Accounting Oversight Board and completing the audit of its financial statements for the year ended December 31, 2023.

Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions with respect to the foregoing, please contact the Registrant’s counsel, Samuel E. Whitley of Whitley LLP Attorneys at Law, at (281) 206 – 0433.

Very truly yours,

SOAFEE, INC.

By:	/s/ Venkateswarlu Garikapati
	Name:	Venkateswarlu Garikapati
	Title:	President

SOAFEE INC

3344 Peachtree Rd NE #800, Atlanta, GA 30326

hr@soafee.com Contact: (713) 900-1817 Fax: (713) 900-1817